Exhibit 99.3

LETTER OF TRANSMITTAL FOR REGISTERED HOLDERS OF COMMON SHARES OF

AETERNA ZENTARIS INC.

For use in connection with a share consolidation

This letter of transmittal (the Letter of Transmittal) is for use by registered holders of common shares (the Common Shares) of Aeterna Zentaris Inc. (Aeterna Zentaris) in connection with the consolidation of the Common Shares on the basis of one (1) new Common Share for every six (6) old Common Shares (the Share Consolidation). The Share Consolidation was approved by the holders of Common Shares at Aeterna Zentaris’ special meeting of shareholders on August 15, 2012 (the Meeting) and became effective on or about the date of mailing of this Letter of Transmittal.

Shareholders are referred to Aeterna Zentaris’ Notice of Special Meeting and Management Information Circular in connection with the Meeting, dated July 10, 2012 (the Circular), for further information relating to the Share Consolidation. A copy of the Circular is available under the profile of Aeterna Zentaris at www.sedar.com.

Shareholders who hold their Common Shares through a broker, investment dealer, bank, trust company or other nominee or intermediary should contact that nominee or intermediary for assistance in depositing their Common Shares in connection with the Share Consolidation.

TO:	AETERNA ZENTARIS INC.

AND TO:	COMPUTERSHARE INVESTOR SERVICES INC.

The undersigned hereby represents and warrants that he is the owner of the number of Common Shares indicated in the table below, which shares are represented by the share certificate(s) described below and delivered herewith and the undersigned has good title to the shares represented by the said certificate(s), free and clear of all liens, charges and encumbrances, and has full power and authority to herewith deposit such shares.

Certificate Number	Number of Shares	Registered in the Name of

The above-listed share certificates are hereby surrendered in exchange for a new certificate representing Common Shares on the basis of one (1) new Common Share for every six (6) old Common Shares represented by the above-listed share certificates, in accordance with the Share Consolidation.

No fractional shares will be issued in connection with the Share Consolidation. If, as a result of the Share Consolidation, a shareholder becomes entitled to a fractional share, such fraction will be rounded down to the nearest whole number. Any and all such fractional shares will be aggregated and sold by Computershare Investor Services Inc. on the market, with the proceeds therefrom, after expenses and commissions, being proportionately distributed to registered shareholders.

The undersigned authorizes and directs Computershare Investor Services Inc. to issue the share certificates representing the number of new Common Shares to which the undersigned is entitled as a result of the Share Consolidation, as indicated below, and to mail such certificates to the address indicated below or, if no instructions are given, in the name and to the address of the undersigned as the same appears on the share register maintained by Aeterna Zentaris.

Name (Please Print)

Address

City	Province	Postal Code

Telephone (Business Hours)		Social Insurance or Tax Identification Number

Dated:
Signature of Shareholder

INSTRUCTIONS

1.	Use of Letter of Transmittal

(a)	Each shareholder holding share certificate(s) representing Common Shares must send or deliver this Letter of Transmittal duly completed and signed together with the share certificate(s) described herein to Computershare Investor Services Inc. at one of the offices listed below.

(b)	The method of delivery to Computershare Investor Services Inc. is at the option and risk of the shareholder, but if mail is used, registered mail is recommended.

(c)	Share certificate(s) registered in the name of the person by whom (or on whose behalf) this Letter of Transmittal is signed need not be endorsed or accompanied by a share transfer power of attorney other than the Letter of Transmittal itself.

(d)	Share certificate(s) not so registered must be endorsed by the registered holder thereof or be accompanied by a share transfer power of attorney duly and properly completed by the registered holder, with the signature guaranteed in either case by a Canadian Schedule 1 chartered bank, a member of the Securities Transfer Agent Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the New York Stock Exchange Inc. Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada and the United States, members of the Investment Dealers Association of Canada, members of the National Association of Securities Dealers or banks and trust companies in the United States. The signature of the registered holder must correspond in every respect with the name of the registered holder appearing on the face of the share certificate(s).

(e)	Where the Letter of Transmittal is executed on behalf of a corporation, partnership, trust, foundation or association, or by an agent, executor, administrator, trustee, guardian or any person acting in a representative capacity, the Letter of Transmittal must be accompanied by satisfactory evidence of the representative’s authority to act.

(f)	Aeterna Zentaris reserves the right if it so elects in its absolute discretion to instruct Computershare Investor Services Inc. to waive any defect or irregularity contained in any Letter of Transmittal received by it.

2.	Lost Share Certificates

If a share certificate has been lost or destroyed, the Letter of Transmittal must be completed as fully as possible and forwarded to Computershare Investor Services Inc. together with a letter stating the loss. Computershare Investor Services Inc. will contact you to advise of the replacement requirements.

3.	Miscellaneous

(a)	Additional copies of the Letter of Transmittal may be obtained from Computershare Investor Services Inc. at the offices listed below.

(b)	Any questions should be directed to Computershare Investor Services Inc. at 1-800-564-6253 or by sending an e-mail to corporateactions@computershare.com.

4.	Offices of Computershare Investor Services Inc.

By Mail:

P.O. Box 7021

31 Adelaide Street East

Toronto, Ontario

M5C 3H2

Attention: Corporate Actions

By Registered Mail, Hand or by Courier:

Toronto

100 University Avenue

9th Floor

Toronto, Ontario

M5J 2Y1

Attention: Corporate Actions

Inquiries:

Toll-Free: 1-800-564-6253 (North America)

Phone: 1-514-982-7555 (Overseas)

E-Mail: corporateactions@computershare.com

Any questions and requests for assistance may be directed by shareholders to Computershare Investor Services Inc. at the telephone numbers and locations set out above.